January 10, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:  Ms. Julie Sherman

Re:                               FEI Company

 Form 10-K for the year ended December 31, 2005

 Form 8-K dated November 1, 2006

 File No. 000-22780

Ladies and Gentlemen:

This letter is submitted on behalf of FEI Company (“FEI”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to FEI’s Form 10-K for the year ended December 31, 2005 and Form 8-K dated November 1, 2006, each filed under the Securities Exchange Act of 1934 (“the Filings”), as set forth in your letter to Raymond A. Link dated December 29, 2006.

For reference purposes, the text of each comment contained in the Staff’s letter has been reproduced herein, followed by FEI’s response.

Form 10-K for the year ended December 31, 2005

Financial Statements, page 32

Statement of Cash Flows, page 38

1.                                                              We note you classified the decrease in restricted cash as an investing activity on your statements of cash flows.  Please tell us in greater detail the nature of the restricted cash and why you believe classification as an investing activity, rather than an operating activity, is appropriate.

RESPONSE:  FEI respectfully advises the Staff that our restricted cash balances are held in deposit accounts with banks that have issued guarantees and letters of credit to our customers for system sales transactions and customer advance deposits relating to prepayments for service contracts, mainly in Europe and Asia.  This restricted cash can be drawn on by the bank if goods are not delivered or services are not properly performed.  In addition, while the restricted cash is held in the bank it is earning interest for FEI.  Given these deposit accounts require satisfaction of conditions other than a withdrawal demand for FEI to receive a return of principal, are interest bearing and are held for extended periods of time, we have concluded these balances are similar in nature to our other investments and that inclusion in investing activities on our statement of cash flows is appropriate and consistent with our treatment of other investments.

Note 6. Asset Impairment Charges - 46

2.                                                              We do not believe your current goodwill impairment policies clearly indicates compliance with paragraphs 18 to 22 of SFAS 142.  Please confirm that you complied and comply with this guidance and revise future filings to clearly indicate you compliance therewith.  For example, you should refer to the reporting unit concept, indicate the number and nature of your reporting units and discuss the two step impairment measurement process.  Also, please tell us the method and significant assumptions used to determine the fair value of the reporting units under SFAS 142 when you tested for impairment in the second quarter of 2005.

RESPONSE:  FEI respectfully confirms to the Staff that we have complied with paragraphs 18 to 22 of SFAS 142 and have applied the two step impairment measurement process.  We have defined our reporting units for our goodwill analysis under SFAS 142 to be our four operating segments reported in our SFAS 131 disclosure in footnote 22, “Segment and Geographic Information.”

We also respectfully advise the Staff that in future Form 10-K filings we will expand our disclosures to include our reasons why we believe we are accounting for goodwill impairment in accordance with SFAS 142 substantially as outlined below:

“We test goodwill for impairment annually in the fourth quarter in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The provisions of SFAS 142 require that a two-step test be performed to assess goodwill for impairment.  First, the fair value of each reporting unit is compared to its carrying value. We have defined our reporting units to be our operating segments as disclosed under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  If the fair value of the reporting unit exceeds the carrying value, goodwill is not impaired and no further testing is performed.  The second step is performed if the carrying value exceeds the fair value.  The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill.  If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded.  No impairments were identified in step one of our annual analysis during the fourth quarter of 2005 as a result of this test.

Additionally, in the second quarter of 2005, based on our then current and projected operating results, we concluded that there were sufficient indicators to require us to assess whether the portion of our goodwill balance recorded within our microelectronics reporting unit was impaired. We applied the two-step impairment test described above. In determining the fair value used in step one of the impairment analysis for the microelectronics reporting unit, we employed the market approach, consisting of the market comparable methodology. The market comparable methodology involves comparing the reporting unit to similar publicly held companies whose equity securities are actively traded on a public market. Financial multiples of the comparable public companies are computed and these multiples were then applied to the reporting units operating results to estimate their fair value.  The estimated fair value of the reporting unit exceeded its carrying value and accordingly no further impairment analysis was required.”

We would like to also inform the Staff that for the second quarter of 2005 goodwill impairment analysis FEI retained Duff & Phelps, LLC as an independent financial advisor to review significant assumptions used and provide an opinion on the fair value of our microelectronics reporting unit.  The fair value determined through this analysis exceeded the book value for the reporting unit.

Note 8. Property, Plant and Equipment - 47

3.                                                              We note that you have approximately $35.8 million of demonstration systems.  Please address the following:

•                  The nature of the demonstration systems and your accounting policies related to the systems;

•                  The contractual terms through which you loan the systems, including the typical term of the loan, any associated requirements that the borrower purchase any disposable products or services; and

•                  Tell us and disclose in future filings how your record amortization expense, how it is reflected in the financial statements and why you believe the classification is appropriate.

RESPONSE:  FEI respectfully advises the Staff that our demonstration systems consist primarily of internally manufactured products and related accessories which we use for marketing purposes in our demonstration laboratories (“NanoPorts”) or for trade shows.  These systems are not held for sale and accordingly are recorded as fixed assets and depreciated over their expected useful lives with the expense recorded in income statement line item “general, selling and administrative.”

On occasion we do loan systems to customers on a temporary basis while they wait for their tool to be manufactured or for evaluation.  These systems are included in our finished goods inventories and the lending/evaluation periods are typically for a time period of less than a year.  The sale of disposable products or services is not typically included in these arrangements.  Any expense associated with these systems is recorded in income statement line item “cost of sales.”

In future Form 10-K filings, we will expand our disclosures regarding property, plant and equipment to include an explanation regarding our demonstration systems substantially as outlined below:

“FEI has demonstration systems that are mainly in our demonstration facilities (“NanoPorts”) located in Hillsboro, Oregon; Acht, Netherlands; and Tokyo, Japan.  These systems are used as part of our marketing effort to demonstrate the capabilities and functionalities of our tools to customers.  Other demonstration systems not located in our NanoPorts are used for marketing purposes at various trade shows worldwide.  Demonstration systems are stated at cost and depreciated, with the related expense recorded in income statement line item “general, selling and administrative,” over estimated useful lives of approximately three to seven years using the straight-line method.”

Form 8-K dated November 1, 2006

4.                                                              While there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.  Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances.  However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors.  In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure and similar considerations may apply under Item 12 of Form 8-K.  In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific and not a broad overall, vague disclosure:

•                  the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                  the economic substance behind management’s decision to use such measure;

•                  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  Revise future filings as necessary.  Please note since your Form 8-K was incorporated by reference into a 33 Act registration statement, please address the appropriateness of your non-GAAP disclosures included in a document filed with, and not just furnished to, the Commission.

RESPONSE:

We respectfully advise the Staff that we do not plan to include any non-GAAP financial measures in our upcoming earnings release for the year ended December 31, 2006 (or the related Form 8-K to be furnished to the SEC) and intend to discontinue the use of non-GAAP financial measures that eliminate recurring items in any future documents filed with or furnished to the SEC.  To the extent that we provide non-GAAP financial measures in documents filed with or furnished to the SEC in the future, we expect that they will reflect only the inclusion or exclusion of large, non-recurring items or events.  These non-GAAP financial measures will be provided in a manner fully compliant with Regulation G, the requirements of Regulation S-K Item 10(e)(1)(i), the Staff’s guidance in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, and any other SEC or staff guidance on this topic, as the foregoing may be modified or superseded in the future.

With regard to the Staff’s comment concerning incorporation by reference into our recent registration statement on Form S-3 (Registration No. 333-139001) (the “Registration Statement”), we respectfully advise the Staff that we do not believe that the information contained within the Form 8-K filed on November 1, 2006 (the “November 1 Form 8-K”) was incorporated by reference into the Registration Statement.

On page 36 of our 424(b)(1) prospectus filed on December 15, 2006, in the section titled “Incorporation by Reference,” we specifically stated the following, ”We incorporate by reference the documents listed below that we previously filed with the SEC (other than any portions of such documents that are not deemed ’filed’ under the Exchange Act in accordance with the Exchange Act and applicable SEC rules)....[emphasis added]”   Pursuant to General Instruction B.2. to Form 8-K, information disclosed pursuant to Item 2.02 of Form 8-K is deemed “furnished” and not “filed” with the SEC.  The disclosure provided in the November 1 Form 8-K was provided pursuant to Item 2.02 and therefore was furnished and not filed.

Further, in Item 2.02 of the November 1 Form 8-K itself we stated, “The information in this current report on Form 8-K and the exhibits attached hereto shall not be deemed ’filed’ for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.”

Therefore, we believe that notwithstanding the reference to the November 1 Form 8-K in the Registration Statement, the clear qualifying language in the Registration Statement and in the Form 8-K caused the information contained in the Form 8-K to not be incorporated into the Registration Statement.  Therefore, this information did not become subject to the more stringent requirements that apply to the disclosure of non-GAAP financial measures in a registration statement filed with the SEC.

Other matters

On behalf of FEI, I acknowledge that FEI is responsible for the adequacy and accuracy of the disclosures in the Filings; that staff comments or changes to disclosures in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and that FEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  Please contact me at (503) 726-7772 with any further comments or questions you may have.

Sincerely,

/s/Raymond A. Link
Raymond A. Link
Executive Vice President and Chief Financial Officer

cc:	Brad Thies
Stephen Loughlin
David Dugan
Ronald Graybeal
Tony Jeffries